CooTek (Cayman) Inc.

11F, T2, No.16, Lane 399, Xinlong Road, Minhang District

Shanghai, 201101

People’s Republic of China

July 25, 2023

VIA EDGAR

Mr. Kyle Wiley

Ms. Jennifer Thompson

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CooTek (Cayman) Inc. (the “Company”)
Form 20-F for the Year Ended December 31, 2022 Filed April 26, 2023 File No. 001-38665

Dear Mr. Wiley and Ms. Thompson,

This letter sets forth the Company’s responses to the comments contained in the letter dated July 20, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 26, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Year Ended December 31, 2022
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 158

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Schedule 13Gs and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members as well as the Schedule 13Gs and the amendments thereto, other than Kan’s Global CoolStuff Investment Inc., Sequoia Capital China GF Holdco III-A, Ltd., Qiming Funds (meaning Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P., and Qiming Managing Directors Fund II, L.P.) and SIG China Investments Master Fund III, LLLP, no shareholder beneficially owned 5% or more of the Company’s total outstanding shares as of March 31, 2023. Additionally, none of Kan’s Global CoolStuff Investment Inc., Sequoia Capital China GF Holdco III-A, Ltd., Qiming Funds and SIG China Investments Master Fund III, LLLP was owned or controlled by a governmental entity of mainland China based on the review of the public filings of these shareholders. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

July 25, 2023

In addition, the Company’s operating subsidiaries are wholly owned or controlled by the Company. Therefore, the governmental entities in mainland China do not have a controlling financial interest in these subsidiaries. Furthermore, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIEs and their subsidiaries. The Company has the power to direct the activities that most significantly affect the economic performance of the VIEs and receives the economic benefits of and absorb losses that potentially could be significant to the VIEs. The shareholders of the VIEs are natural persons as disclosed in the 2022 Form 20-F. Therefore, the VIEs are not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIEs.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully advises the Staff that, based on its register of members as of March 31, 2023, its shareholders included: (i) Deutsche Bank Trust Company Americas, (ii) SPVs controlled by certain natural persons, and (iii) certain institutional investors. Deutsche Bank Trust Company Americas is the depositary of the Company’s ADS program and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders. The Company could only rely on the Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands. All institutional shareholders of the Company were involved in the Company’s pre-IPO preferred shares issuance. Based on the examination of publicly available information, such as the institutional shareholders’ websites and the Schedule 13Gs and the amendments thereto filed by these institutional shareholders, no governmental entities in the Cayman Islands own shares of any of the institutional shareholders. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own any share of the Company.

The Company believes it is reasonable and sufficient to rely on its register of members and Schedule 13G filings and respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

July 25, 2023

2.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “CooTek (Cayman) Inc. or the VIEs.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in the PRC, Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s consolidated foreign operating entities, including its subsidiaries, the VIEs and the VIEs’ subsidiaries, are incorporated include mainland China, Hong Kong, Cayman Islands and the United States. Except for the VIEs and the VIEs’ subsidiaries, the Company holds 100% equity interests in such consolidated foreign operating entities. As disclosed in the 2022 Form 20-F, the VIEs include Shanghai Chubao (CooTek) Information Technology Co., Ltd., Molihong (Shenzhen) Internet Technology Co., Ltd., Shanghai Qiaohan Technology Co., Ltd. and Shanghai Qinglin Network Technology Co., Ltd., and the shareholders of the VIEs are all natural persons. Therefore, to the Company’s knowledge, no governmental entities in mainland China, Hong Kong, Cayman Islands or the United States, own shares of the Company’s consolidated foreign operating entities in the respective jurisdictions.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required submission under paragraphs (b)(3) of Item 16I, the Company respectfully submits that, based on the analysis in the response to the first part of Question 2, the governmental entities in mainland China do not have a controlling financial interest in the Company’s consolidated foreign operating entities. With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

July 25, 2023

3.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

In response to the Staff’s comment, the Company respectfully advises the Staff that as part of the Company’s annual compliance and reporting procedures for the 2022 Form 20-F filing, the Company has required all of its directors to complete a questionnaire, which seeks confirmation regarding their status as official of the Chinese Communist Party. Each director has confirmed that he or she is not an official of the Chinese Communist Party in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of CooTek (Cayman) Inc. is an official of the Chinese Communist Party.

The Company further respectfully submits that as part of the employment onboarding process of the VIEs, the VIEs’ subsidiaries and the Company’s other consolidated operating entities, the directors of these entities are required to provide their background information, including any party affiliation, to the Company. They have all confirmed that they are not officials of the Chinese Communist Party. The Company has emphasized that providing accurate background information is a condition of their employment, and they have represented to the Company in their employment agreements that the information they provided to the Company is true and accurate. Based on the information provided by the directors of the VIEs, the VIEs’ subsidiaries and the Company’s other consolidated operating entities, the Company believes that none of them is an official of the Chinese Communist Party.

Based on the foregoing, each of the directors of the Company, the VIEs, the VIEs’ subsidiaries and other consolidated operating entities is obligated to confirm whether he or she is an official of the Chinese Communist Party to the Company. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its submission that none of them is an official of the Chinese Communist Party.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

July 25, 2023

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company confirms without qualification that its articles and the articles of its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

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If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 21 6485 6352 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8233 or haiping.li@skadden.com.

Very truly yours,

/s/ Karl Kan Zhang
Karl Kan Zhang
Chairman of the Board of Directors and Chief Technology Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP